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03003318

File No. 82-5227

January 9, 2003

SUPPL

03 JAN 21 AM 7:21

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SAMMY CORPORATION
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SAMMY CORPORATION (the "Company") with respect to its ADR program, enclose herewith English translation of the document of which contents were announced by the Company.

- Notice of Decision of Invalidity by the Japanese Patent Office (CT Machines) (January 7, 2003)

Yours truly,

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

Fusako Otsuka

FO/ah

Encl.
cc: The Bank of New York
cc: SAMMY CORPORATION (w/o encl.)

dw 1/27

(Translation) **File No. 82-5227**

January 7, 2003

Dear Sirs,

Name of Company:	Sammy Corporation
Name of Representative:	Hajime Satomi, President and Representative Director (Chief Executive Officer)

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Yasuhiro Katayama Executive Officer and Division Manager, Administration Division (TEL: 03-5950-3790)

Notice of Decision of Invalidity by the Japanese Patent Office (CT Machines)

Notice is hereby given that with regard to a suit filed by Aruze Corp. against Sammy Corporation (the "Company") for the alleged infringement of patent rights (CT Machines), the Company received a written decision (dated December 25, 2002) from the Japanese Patent Office declaring invalid the patent rights of Aruze Corp. on January 6, 2003, as described below:

Description

1. Content of the decision of invalidity:

The patent for the inventions related with Claims 1 and 2 of Patent No. 1855980 held by Aruze Corp. shall be invalidated.

2. Relevant damage suits based on the allegation of infringements of patent rights:

Aruze Corp. has filed two suits against the Company with regard to its drum-rotating game machines with "Challenge Time" functions ("CT Machines").

Relevant suit	Date of suit filed	Current status
(1) Ultraman Club 3 Japan 2	October 25, 1999	(i) The Tokyo District Court delivered a judgment (which ordered the Company to pay the damages of ¥7,416 million) on March 19, 2002. (ii) The Company appealed to the Tokyo High Court on the same day. (iii) Currently on trial.

(2) Triple Rider	March 26, 2001	Currently on trial before the Tokyo District Court (Amount of damages claimed: ¥1,430 million).

3. Development:

(1) October 25, 1999: Aruze Corp. filed a suit against the Company for damages.

(2) June 25, 2001: The Company appealed to the Japanese Patent Office for a decision of invalidity.

(3) March 19, 2002: The Tokyo District Court delivered a judgment (which upheld part of the claim of Aruze Corp.).

(4) March 19, 2002: The Company received a notice of reasons for invalidity dated March 18, 2002 from the Japanese Patent Office.

(5) March 19, 2002: The Company appealed to the Tokyo High Court.

(6) January 6, 2003: The Company received a decision of invalidity dated December 25, 2002 from the Japanese Patent Office.

4. Future prospects:

As described in Section 2 above, the two suits relating to the patent rights in question are currently on trial before the Tokyo High Court and the Tokyo District Court, respectively. The Company believes that the said decision of invalidity by the Japanese Patent Office will properly be reflected in court. The consequences of the suits will be publicized as soon as they are made available.

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